Press Release

FUNAI

December 16, 2005

To Whom It May Concern:

Funai Electric Co., Ltd.
Representative: Tetsuro Funai, President and CEO
(Code No.: 6839 1st section of TSE/OSE)
Inquires: Naoyuki Takanaka
Investor Relation Department
(Tel: 81-72-870-4395)

Notice of Completion of Purchase of the Company's Own Shares

(Purchase of the Company's own shares pursuant to
Article 211-3 paragraph1, item 2 of the Commercial Code of Japan)

This is to notify that Funai Electric Co., Ltd. has completed the purchase of its own shares from the market as authorized by a resolution of the Board of Directors Meeting held on May 11, 2005, in accordance with Article 211-3 paragraph 1, item 2 of the Commercial Code of Japan as below.

1. Period of purchase	From May 12,2005 to December 15, 2005
2. Total number of shares purchased	1,000,000shares
3. Total amount of purchase costs of shares	12,336,683,000yen
4. Method of purchase	Purchased on the Osaka Securities Exchange

Reference :

1. Contents of the resolution at the Board of Directors Meeting held on May 11, 2005

(1) Type of shares to be purchased	Common stock of the company
(2) Total number of shares to be purchased	Up to 1,000,000 shares (2.8% of shares outstanding)
(3) Total amount of purchase costs of shares	Up to 15,000,000,000 yen
(4) Period of purchase	From May 12, 2005 to March 31, 2006

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FILE NO. 82-5078

Press Release

FUNAI

December 2, 2005

To Whom It May Concern:

Funai Electric Co., Ltd.
Representative: Tetsuro Funai, the President
(Code No.: 6839 1st section of TSE/OSE)
Inquires: Naoyuki Takanaka
Investor Relations Department
(Tel: 81-72-870-4395)

Notice Regarding Purchase of the Company's Own Shares from the Market

(Purchase by the Company's own shares pursuant to Article 211-3 (1) (ii) of the Commercial Code of Japan)

This is to notify that the company has purchased its shares from the market pursuant to the provisions of Article 211-3(1)(ii) of the Commercial Code of Japan as follows.

1. Purchase period	From October 1 to November 30, 2005
2. Total Number of shares purchased	242,100shares
3. Total amount of purchase costs of shares	3,004,319,000yen
4. Method of purchase	Purchased on the Osaka Securities Exchange

Reference :

1. Contents of the resolution at the Board of Director's meeting held on May 11, 2005

(1) Type of shares to be purchased	Common stock of the company
(2) Total number of shares to be purchased	Up to 1,000,000 shares (2.8% of the shares outstanding)
(3) Total amount of purchase costs of shares	Up to 15,000,000,000 yen
(4) Period of purchase	From May 12, 2005 to March 31, 2006

2. Aggregate number of shares and purchase costs on or after the Board of Directors' meeting (May 11, 2005)

(1) Aggregate number of shares purchased	712,500shares
(2) Aggregate amount of purchase costs of shares	8,441,304,000yen

3. Status of the Company's own shares as of November 30, 2005

(1) Number of shares outstanding (excluding treasury stock):	34,663,406shares
(2) Number of shares held as treasury stock:	1,413,290shares

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